FRAGMENT HOLDINGS LLC

SUBSCRIPTION AGREEMENT
- WEFUNDER SPV FOR EARLY BIRDS AND VIPS ONLY

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION OR REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1. **Background.** The undersigned investor (the "***Investor***") understands that Fragment Holdings LLC, a Delaware statutory public benefit limited liability company (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Ac***t") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission (the "***SEC***") and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering its Class CF Preferred Units (each a "***Unit***" and, collectively, the "***Units***" or "***Securities***") to Investor, which is a special purpose vehicle associated with the Portal and formed for purposes of facilitating investments in the Company at a discounted $12,000,000.00 pre-money valuation to both accredited and non-accredited early bird and/or VIP investors pursuant to the Portal's and Offering's policies for such investors. The minimum amount or target amount to be raised in the Offering is $150,000.00 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $1,000,000.00 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Maximum Offering Amount, the Company will sell Units on a basis to be determined by the Company's management in its sole discretion but consistent with the Portal's policies without exceeding the Maximum Offering Amount. The Company is offering the Units to prospective investors through the Portal. The Portal

is registered with the Securities and Exchange Commission as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com. All capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed to them in the Fifth Amended and Restated Limited Liability Company Agreement of the Company, effective as of October 2, 2025 (as amended or restated from time to time, the "***LLC Agreement***").

2. **Subscription**.
   a. *Terms*. Subject to the terms of this Subscription Agreement (the "***Agreement***") and the Form C and related Offering Statement, the Investor hereby subscribes to purchase the number of Units set forth on the signature page to this Agreement at a purchase price of $71.79 per Unit (collectively, the "***Purchase Price***").
   b. *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when this Agreement is countersigned by a duly authorized officer of the Company and delivered to the Investor at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.
3. **Closing**. Subject to the terms of this Agreement and the Form C and related Offering Statement and the Portal's policies, the closing of the sale and purchase of the Units pursuant to this Agreement (the "***Closing***") shall take place on the date hereof.
4. **Termination of the Offering; Other Offerings**. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.
5. **Investor Representations**. The Investor represents and warrants to the Company and the Company's agents as follows:
   a. The Investor has the full power and authority and legal capacity to execute, deliver and perform this Agreement. The Investor further represents and warrants that the execution, delivery and performance of this Agreement has been duly authorized and that the signatory hereto acting on behalf of the Investor is an authorized officer, manager or trustee of the Investor.

b. The Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Units; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.
c. The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.
d. Including the amount set forth on the signature page hereto, in the past 12-month period, the Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.
e. The Investor has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.
f. The Investor has received a true, correct, and complete copy of the LLC Agreement, and fully understands the rights, obligations and restrictions that apply to Class CF Members thereunder. In furtherance of the foregoing, and not in limitation, the Investor understands that as a Class CF Member, the Investor's Percentage Interest may be subject to dilution upon the issuance by the Company of additional Membership Interests, and the Investor shall not have the right to appoint or vote for Managers or to participate in the governance or control of the Company, except as required by law.
g. The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Units. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the Investor's authority or suitability to invest in the Units.

h. The Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The Investor has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.
i. The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.
j. The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the Investor.
k. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.
l. The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Units or (ii) made any representation to the Investor regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the Investor is not relying on the advice or recommendations of the Company, the Portal or any of their respective affiliates, and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the Investor.
m. The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The Investor has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Units and its authority to invest in the Units. The Investor confirms that they have received all the information they consider necessary or appropriate for deciding whether to purchase the Units and have had the opportunity to ask questions and receive

answers from the Company (through the Portal) regarding the terms and conditions of the Offering and the business, operations, and financial condition of the Company. The Investor acknowledges that they have read and understand the risk factors related to the investment as outlined in the Form C and accompanying Offering Statement.

n. The Investor acknowledges that they have been advised to consult with their own tax advisor regarding the tax consequences of the investment and that the Company or the Portal or any of their affiliates or representatives have not provided any tax advice.

o. The Investor acknowledges that it is relying solely on its own counsel and not on any statements or representations of the Company or any of its agents, representatives, employees, officers, members, managers, or affiliates (together with the Company, the "***Company Parties***") for legal advice with respect to this investment and the transactions contemplated hereby. The Investor has consulted with its professional, tax, accounting, legal and financial advisors with respect to the U.S. federal, state, local and foreign (if applicable) income tax consequences of this investment and the Securities given the Investor's particular tax and financial situation, and has determined that the purchase of the Securities is a suitable investment for the Investor. The Investor understands that Baker & Hostetler LLP acts as counsel to the Company. The Investor also understands that, in connection with this offering and subsequent advice to the Company, Baker & Hostetler LLP will not be representing any individual investors in the Company, including the Investor, and no independent counsel has been retained to represent the investors in the Company.

p. The Investor is acquiring the Units solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The Investor understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

q. The Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation

Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary or public market in the Units may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Units for an indefinite period of time.

r. The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The Investor acknowledges that any breach of this provision may result in the initiation of appropriate legal proceedings against the Investor.

s. If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Investor's jurisdiction.

t. Neither the Investor nor any of its beneficial owners appears on the Specially Designated Nationals and Blocked Persons List of the Office of Foreign Assets Control of the United States Department of Treasury ("***OFAC***"). The Investor further represents that the monies used to fund its investment in the Securities are to the knowledge of the Investor, not derived from, invested for the benefit of, or related in any way to, the governments of, or persons within, any country (i) under a U.S. Embargo enforced by OFAC, (ii) that has been designated as a "non cooperative country or territory" by the Financial Action Task Force on Money Laundering, or (iii) that has been designated by the U.S. Secretary of the Treasury as a "primary money laundering concern." The Investor further represents that the Investor does not know or have any reason to suspect that (i) the monies used to fund the Investor's investment in the Securities have been derived from or related to any illegal activities, including, but not limited to, money laundering activities, and (ii) the proceeds of the Investor's investment in the Securities will be used to finance any illegal activities.

u. The Investor has not engaged any brokers, finders or agents, and neither the Company nor the Investor has, nor will, incur, directly or indirectly, as a result of any action taken by the Investor, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with the transactions contemplated hereby.

v. The Investor acknowledges to the Company that it is consummating the investment without any representation or warranty, express or implied, by any of the Company Parties, except as expressly set forth in Section 7 herein. The Investor acknowledges to the Company that, except for the matters that are expressly covered by the provisions of this Agreement, it is relying on its own investigation and analysis in entering into this Agreement and the investment.

6. **HIGH RISK INVESTMENT. THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK.** The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor by the Company, the Portal or otherwise are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "***IRS***"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The Investor understands that upon issuance to the Investor of any Units, the Company will be deemed to have made following representations and warranties to the Investor as of the date of such issuance:

   a. *Corporate Power*. The Company is a validly existing statutory benefit limited liability company under the laws of the State of Delaware and has all requisite company power and authority to conduct its business as currently being conducted and to issue and sell the Units to the Investor pursuant to this Agreement.

   b. *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. *Valid Issuance*. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the LLC Agreement, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. *No Conflict*. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the LLC Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. If any such violations, conflicts, or defaults occur, it is the responsibility of the Company to resolve the issue immediately. The Company acknowledges that the Portal, and any of its affiliates, or any member, manager, or employee thereof, shall not be liable in connection with such violations, conflicts, or defaults.

8. **Indemnification**. The Investor agrees to indemnify and hold harmless the Company and its members, managers, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the Investor's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the Investor's breach of any of the Investor's representations and warranties contained herein.

9. **Market Stand-Off.** If so requested by the Company or any representative of the underwriters (the "***Managing Underwriter***") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the Investor (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30- day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "***Market Standoff Period***"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10. General Provisions

a. *Obligations Irrevocable.* Following the Closing, the obligations of the Investor shall be irrevocable.

b. *Legend*. The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.
c. *Notices*. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the Investor's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the Investor or the Company from time to time designate in writing.
d. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.
e. *Arbitration*. Any dispute, claim, or controversy arising out of or relating to this Agreement shall be resolved by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitration shall be conducted by a single arbitrator in the city of the Company's principal place of business, applying Delaware law. Each party shall bear its own costs and expenses, including legal fees, unless the arbitrator awards costs to the prevailing party. The arbitration proceedings and any related information shall remain confidential, except as required by law or to enforce an award. The arbitrator's decision shall be final and binding, with judgment enforceable in any competent court. By agreeing to arbitration, the parties waive their right to a jury trial, except for seeking provisional remedies or injunctive relief in court to protect rights pending arbitration.
f. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
g. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.
h. *Waiver of Jury Trial*. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.
i. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during

the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

j. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

k. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

l. *Electronic Execution and Delivery*. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

m. *Binding Effect; Assignment*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns. Except as expressly provided herein, neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated (directly or indirectly or by operation of law) by the Investor without the prior written consent of the Company.

n. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

o. *Notification of Changes*. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this Agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

INVESTOR:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

COMPANY:

FRAGMENT HOLDINGS LLC

By: *Founder Signature*

Name: Nicholas White

Title: President & Chief Executive Officer